                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                             ---

                            WESTMORELAND COAL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    960878106
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                                 (CUSIP Number)

                                   Nelson Obus
                            Wynnefield Capital, Inc.
                            450 7th Avenue, Suite 509
                               New York, NY 10123
                                 (212) 760-0278

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 2001
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                      (Date of Event Which Requires Filing
                               of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g) check the following box. / /

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for the parties to whom copies are to be sent.

           *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP NUMBER 960878106



(1)   Name of Reporting Persons.                  Wynnefield Partners Small Cap Value, L.P.

      I.R.S. Identification
      Nos.of Above Persons (entities only)                                              N/A

(2)   Check the Appropriate Box if a                                                (a) /X/
      Member of a Group (see instructions)                                          (b) / /
(3)   SEC Use Only

(4)   Source of Funds (see instructions)                                                 WC

(5)   Check if Disclosure of Legal                                                      / /
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization                                         Delaware

      Number of Shares              (7)   Sole Voting                               214,291
                                          Power
         Beneficially
                                    (8)   Shared Voting                             406,882
       Owned by Each                      Power

      Reporting Person              (9)   Sole Dispositive                          214,291
                                          Power
            with:
                                    (10)  Shared Dispositive                        406,882
                                          Power

(11)  Aggregate Amount Beneficially Owned                                           621,173
      by Each Reporting Person

(12)  Check if the Aggregate Amount in                                                  / /
      Row (11) Excludes Certain Shares (see instructions)

(13)  Percent of Class Represented by                                                  8.6%
      Amount in Row (11)

(14)  Type of Reporting Person (see instructions)                                        PN


                             CUSIP NUMBER 960878106



(1)   Name of Reporting Persons                  Wynnefield Partners Small Cap Value, L.P.I
      I.R.S. Identification
      Nos. of Above Persons (entities only)

(2)   Check the Appropriate Box if a                                                (a) /X/
      Member of a Group*                                                            (b) / /

(3)   SEC Use Only

(4)   Source of Funds (see instructions)                                                 WC

(5)   Check if Disclosure of Legal                                                      / /
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization                                         Delaware

      Number of Shares             (7)   Sole Voting                                297,095
                                         Power
         Beneficially
                                   (8)   Shared Voting                              324,078
       Owned by Each                     Power

      Reporting Person             (9)   Sole Dispositive                           297,095
                                         Power
            with:
                                   (10)  Shared Dispositive                         324,078
                                         Power

(11)  Aggregate Amount Beneficially Owned                                           621,173
      by Each Reporting Person

(12)  Check if the Aggregate Amount in                                                  / /
      Row (11) Excludes Certain Shares (see instructions)

(13)  Percent of Class Represented by                                                  8.6%
      Amount in Row (11)

(14)  Type of Reporting Person (see instructions)                                        PN


                             CUSIP NUMBER 960878106



(1)   Name of Reporting Persons              Wynnefield Small Cap Value Offshore Fund, Ltd.
      I.R.S. Identification
      Nos. of Above Persons (entities only)

(2)   Check the Appropriate Box if a                                                (a) /X/
      Member of a Group*                                                            (b) / /

(3)   SEC Use Only

(4)   Source of Funds (see instructions)                                                 WC

(5)   Check if Disclosure of Legal                                                      / /
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization                                   Cayman Islands

      Number of Shares             (7)   Sole Voting                                109,787
                                         Power
         Beneficially
                                   (8)   Shared Voting                              511,386
       Owned by Each                     Power

      Reporting Person             (9)   Sole Dispositive                           109,787
                                         Power
            with:
                                   (10)  Shared Dispositive                         511,386
                                         Power

(11)  Aggregate Amount Beneficially Owned                                           621,173
      by Each Reporting Person

(12)  Check if the Aggregate Amount in                                                  / /
      Row (11) Excludes Certain Shares (see instructions)

(13)  Percent of Class Represented by                                                  8.6%
      Amount in Row (11)

(14)  Type of Reporting Person (see instructions)                                        PN


                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-2

                             INTRODUCTORY STATEMENT

     This statement amends the Schedule 13D previously filed jointly by the Reporting Persons on May 26, 2000, as amended by that Amendment No. 1 to
Schedule 13D filed jointly by the Reporting Persons on July 27, 2000 (collectively, the "Schedule 13D"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 1.    SECURITY AND ISSUER.

     The response to Item 1 is hereby amended and restated, in its entirety, to read as follows:

     This Statement on Schedule 13D ("Statement") relates to common stock, $2.50 par value (the "Common Stock"), of WESTMORELAND COAL COMPANY, a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903. This Statement replaces in its entirety the Statement on
Schedule 13D filed by the "Reporting Persons" on May 26, 2000, as amended by that Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons on July 27, 2000. Included as shares of Common Stock, unless specifically noted otherwise, are the equivalent number of common shares into which Depository Shares of Series A Convertible Exchangeable Preferred Stock of the Issuer, $1.00 par value per Preferred Share, are convertible. Each Depository Share is convertible into approximately 1.7078 shares of Common Stock. The percentage of Common Stock owned has been calculated by dividing: (1) the number of shares of Common Stock thus calculated by (2) the number of outstanding shares of Common Stock as shown on the issuer's most recent Form 10-Q (7,069,663), plus the number of Common Stock shares into which Depository Shares owned by the Reporting Persons are convertible.

     The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 621,173, or 8.6% of the common stock calculated as described above (7,238,735 shares).

ITEM 2.    IDENTITY AND BACKGROUND.

           Not Amended.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


           The response to Item 3 is hereby amended and restated, in its entirety, to read as follows:

           The source of the funds used by each of the Reporting
           Persons to purchase the reported securities was working capital.

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


           Wynnefield acquired: 1) 253,353 shares of Common Stock from August 18, 1995 through March 1, 2000 on the open market at prices ranging from $.54 to $4.44, 2) 2,200 Depository Shares on the open market on April 14, 2000 at $15.80 per share, 3) 7,500 shares of Common Stock on the open market on July 17, 2000 at $3.29 per share, 4) 25,200 Depository Shares from June 12, 2000 through July 17, 2000 on the open market at prices ranging from $16.56 to $17.91 per share, 5) 12,000 Depository Shares from August 2, 2000 through November 22, 2000 on the open market at prices ranging from $16.40 per share to $20.13 per share, and (6) 2,600 shares of Common Stock on the open market on September 18, 2000 at $4.13 per share.

           Wynnefield I acquired: 1) 334,647 shares of Common Stock from March 9, 1998 through March 1, 2000 on the open market at prices ranging from $1.54 to $3.75, 2) 2,600 Depository Shares on the open market on April 14, 2000 at $15.80 per share, 3) 8,900 shares of Common Stock on the open market on July 17, 2000 at $3.29 per share, 4) 28,700 Depository Shares from June 12, 2000 through July 17, 2000 on the open market at prices ranging from $16.80 to $17.91 per share,
           5) 10,800 Depository Shares from August 2, 2000 through November 22, 2000 on the open market at prices ranging from $16.40 per share to $20.13 per share, and 6) 2,200 shares of Common Stock on the open market on September 18, 2000 at $4.13 per share.

           Wynnefield Offshore acquired: 1) 137,000 shares of Common Stock from April 8, 1997 through March 1, 2000 on the open market at prices ranging from $.54 to $3.47, 2) 1,200 Depository Shares on the open market on April 14, 2000 at $15.80 per share, 3) 3,600 shares of Common Stock on the open market on July 17, 2000 at $3.29 per share, 4) 11,400 Depository Shares from June 12, 2000 through July 17, 2000 on the open market at prices ranging from $16.80 to $17.91 per share, 5) 4,900 Depository Shares from August 2, 2000 through November 22, 2000 on the open market at prices ranging from $16.40 per share to $20.13 per share, and 6) 1,000 shares of Common Stock on the open market on September 18, 2000 at $4.13 per share.

ITEM 4.    PURPOSE OF TRANSACTION.

           Not Amended.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

           (a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons January 30, 2001 (based on 7,069,663 shares of Common Stock outstanding as reported on the Issuer's Form 10-Q for the period ended September 30,
                 2000). For
                 purposes of calculating the number of voting shares and the total percentages listed below, each is calculated as if each Reporting Person has converted all convertible securities held by such Reporting Person into Common Stock as described in Item 1 of this Statement, subject to the total number of shares of Common Stock authorized under the Issuer's Certificate of Incorporation.


                     Wynnefield     Wynnefield I     Wynnefield     Total
                     ----------     ------------      Offshore      -----
                                                      --------

COMMON STOCK         149,053        223,147          79,900         452,100

DEPOSITORY SHARES     38,200         43,300          17,500          99,000

DEPOSITORY SHARES     65,238         73,948          29,887         169,072
AS CONVERTED*

PERCENTAGE**         3%             4.2%             1.5%            8.6%


                 *As converted into Common Stock at a conversion ratio of 1.7078 shares of Common Stock for each Depository Share.

                 ** Common Stock beneficially owned as a percent of (i) 7,069,663 shares of Common Stock, plus
                 (ii) the number of shares of Common Stock into which Depository Shares held by that entity are convertible, resulting in denominators of 7,134,901; 7,143,611; 7,099,550 and, 7,238,735
                 respectively.

                 CONTROLLING PERSONS

                 Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield.

                 Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield I.

                 Each of Capital, Obus and Landes may be deemed to be the beneficial owners of the securities owned by Wynnefield Offshore.

           (b)   REPORTING PERSONS

                 Each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the reported securities it holds.

                 The Reporting Persons have sold an aggregate of 298,700 shares of the Common Stock of the Issuer on the open market within the last 60 days.

           (c)   Not applicable.

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

           (d)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Not Amended.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Not Amended.

After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  February 1, 2001

                                WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                    By:   Wynnefield Capital Management, LLC,
                                          its general partner

                                          By:    /s/ Nelson Obus

                                          Name:  Nelson Obus
                                          Title: Managing Member

                                WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

                                    By:   Wynnefield Capital Management, LLC,
                                          its general partner

                                          By:    /s/ Nelson Obus

                                          Name:  Nelson Obus
                                          Title: Managing Member

                                WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND,
                                LTD.

                                    By:   Wynnefield Capital, Inc.
                                          its general partner

                                          By:    /s/ Nelson Obus

                                          Name:  Nelson Obus
                                          Title: President


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